PROXY RESULTS (Unaudited)

Cohen & Steers Infrastructure Fund, Inc. shareholders voted on the following proposals at the annual meeting held on April 26, 2012. The description of each proposal and number of shares voted are as follows:

Common Shares
				Shares Voted For	Authority Withheld
To elect Directors:
George Grossman			78,340,406.171		1,413,172.428
Robert H. Steers		78,297,890.279		1,455,688.320
C. Edward Ward Jr.		78,358,575.866		1,395,002.733